Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

June 9, 2005

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840

Dear Mr. Shuman:

In response to your letter of comments dated May 24, 2005, please be advised as follows:

General

1. The financial statements have been updated through March 31, 2005.

Cover Page

2. The disclosure you have requested has been provided. We note however, that the disclosure requested is generic in nature and appears to contradict your own policies. Further we believe that the disclosure is unnecessary since the risk you allude to is non-existent in our case.

Summary of Our Offering

3. The disclosure you have requested has been provided.

Securities and Exchange Commission
RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840
June 9, 2005

Management's Discussion and Analysis....

4. The date of inception of the Company is June 16, 2004. The 1,750 hours of work performed by Ms. Allison includes time and efforts prior to the inception of the Company and directly related to the duties required to bring about the company business plan and corporate vision; selection and retention of securities counsel; selection and retention of independent auditors; preparation of the Company's initial financial statements, notes, and language for initial registration statement, development of the Company's initial marketing plan; discussions with Company's counsel and auditors; discussion with prospective company vendors and consultants. The value was determined to be $100/hour for 1750 hours of services per client for a total expense of $175,000 and all services were performed prior to the June 30, 2004 audit.

Financial Statements

5. Williams and Webster, P.S. is registered in the State of Washington and has its primary office is in

Spokane, Washington. Williams and Webster, P.S. is in compliance with Regulation S-X, Article 2, Regulation 210.2-01(3)(a) which states, "The Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. The Commission will not recognize any person as a public accountant who is not in good standing and entitled to practice as such under the laws of the place of his residence or principal office." The audit firm is in compliance with this rule. The Company is incorporated in Nevada and is currently operating from the State of North Carolina. The audit firm works in conjunction with the Company's SEC counsel, who has their primary office in Spokane as well. The jurisdictional issues concerning the status of the audit firm is in keeping with the SEC rules and guidelines.

Notes to the Financial Statements

Note 4 Stockholder's Equity

6. The Company's inception was June 16, 2004, the date of incorporation.

/s/ Conrad C. Lysiak
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.